Schedule 13G	Page 1 of 7

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Pervasive Software Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

715710109 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 7

CUSIP No. 715710109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael E. Hoskins
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,882,868* 6. Shared Voting Power 0 7. Sole Dispositive Power 1,882,868* 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,882,868*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.42%
12.	Type of Reporting Person (See Instructions) IN

* Of these shares, 1,719,518 were held in the name of Rotenburg, L.P., a Texas limited partnership, of which Cordoba, LLC, a Texas limited liability company is the general partner. (Mr. Hoskins is the managing member of Cordoba, LLC and in this capacity has sole voting and dispositive power over such shares.) 14,900 shares were held in the name of Armidale, L.P., a Texas limited partnership, of which Salamanca, LLC, a Texas limited liability company is the general partner. (Mr. Hoskins is the managing member of Salamanca, LLC).

Schedule 13G	Page 3 of 7

CUSIP No. 715710109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Rotenburg, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Partnership organized under the laws of Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,719,518 6. Shared Voting Power 0 7. Sole Dispositive Power 1,719,518 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,719,518
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.69%
12.	Type of Reporting Person (See Instructions) PN

Schedule 13G	Page 4 of 7

CUSIP No. 715710109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Armidale, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Partnership organized under the laws of Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 14,900 6. Shared Voting Power 0 7. Sole Dispositive Power 14,900 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,900
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.07%
12.	Type of Reporting Person (See Instructions) PN

Schedule 13G	Page 5 of 7

Item 1.	(a)	Name of Issuer

Pervasive Software Inc.

	(b)	Address of Issuer’s Principal Executive Offices

12365 Riata Trace Parkway Building B Austin, TX 78727

Item 2.	(a)	Name of Person Filing

Michael E. Hoskins

Rotenburg, L.P., a Texas limited partnership. Cordoba, LLC, a Texas limited liability company is the general partner of Rotenburg, L.P. Mr. Hoskins is the managing member of Cordoba, LLC.

Armidale L.P., a Texas limited partnership. Salamanca LLC, a Texas limited liability company is the general partner of Armidale L.P. Mr. Hoskins is the managing member of Armidale L.P.

	(b)	Address of Principal Business Office or, if none, Residence

Michael E. Hoskins 12365 Riata Trace Parkway Building B Austin, TX 78727

Rotenburg, L.P. a Texas limited partnership

c/o Lowenberg Wealth Mangement Group

815A Brazos Street, Suite 266

Austin, TX 78701

Armidale L.P. a Texas limited partnership

c/o Lowenberg Wealth Management Group

815A Brazos Street, Suite 266

Austin, TX 78701

	(c)	Citizenship

Mr. Hoksins – United States of America Rotenburg L.P. – organized under the laws of the State of Texas Armidale L.P. – organized under the laws of the State of Texas.

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

CUSIP 715710109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Schedule 13G	Page 6 of 7

(a)	Amount beneficially owned:

1,882,868

(b)	Percent of class:

8.42%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

1,882,868 shares*

(ii) Shared power to vote or to direct the vote

0 shares

(iii) Sole power to dispose or to direct the disposition of

1,882,868 shares*

(iv) Shared power to dispose or to direct the disposition of

0 shares

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

* Of these shares, 1,719,518 were held in the name of Rotenburg, L.P., a Texas limited partnership, of which Cordoba, LLC, a Texas limited liability company is the general partner. (Mr. Hoskins is the managing member of Cordoba, LLC and in this capacity has sole voting and dispositive power over such shares.) 14,900 shares were held in the name of Armidale, L.P., a Texas limited partnership, of which Salamanca, LLC, a Texas limited liability company is the general partner. (Mr. Hoskins is the managing member of Salamanca, LLC and in this capacity has sole voting and dispositive power of such shares).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Instruction: Dissolution of a group requires a response to this item

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Michael E. Hoskins

Rotenburg, L.P., a Texas limited partnership. Cordoba, LLC, a Texas limited liability company, is the general partner of Rotenburg,
L.P. Mr. Hoskins in the managing member of Cordoba, LLC.

Armidale L.P., a Texas limited partnership. Salamanca LLC, a Texas limited liability company, is the general partner of Armidale L.P. Mr. Hoskins is the managing member of Salamanca LLC.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Schedule 13G	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICHAEL E. HOSKINS

February 9, 2006
Date

/s/ Michael E. Hoskins
Signature

ROTENBURG, L.P., a Texas limited partnership

February 9, 2006
Date

/s/ Michael E. Hoskins
Signature

Michael Hoskins, Mng. Member, Cordoba LLC - Gp
Name/Title

ARMIDALE L.P., a Texas limited partnership

February 9, 2006
Date

/s/ Michael E. Hoskins
Signature

Michael Hoskins, Mng. Member, Salamanca LLC - Gp
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)